                                                         REGISTRATION NO. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  -------------

                             HARMON INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)
     Missouri                                                    44-0657800
(State of incorporation)                (I.R.S. Employer Identification Number)

               1300 Jefferson Court, Blue Springs, Missouri 64015
                                  816/229-3345
                    (Address of principal executive offices)

             Harmon Industries, Inc. 1988 Director Stock Option Plan
                              (Full title of plan)

                           BJORN E. OLSSON, President
               1300 Jefferson Court, Blue Springs, Missouri 64015
                     (Name and address of agent for service)

                                    COPY TO:
                              James O. Selzer, Esq.
                                Morrison & Hecker
                 2600 Grand Avenue, Kansas City, Missouri 64108
                                  816/691-2600

                                  816/229-3345
          (Telephone number, including area code, of agent for service)


                         CALCULATION OF REGISTRATION FEE

                                  -------------

- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
                                             PROPOSED MAXIMUM         PROPOSED MAXIMUM
TITLE OF SECURITIES      AMOUNT TO BE        OFFERING PRICE PER           AGGREGATE                AMOUNT OF
TO BE REGISTERED         REGISTERED (1)      SHARE (2)                OFFERING PRICE(2)        REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------------------
Common Stock,
$.25 par value           100,000             $16.00                   $1,600,000.00            $551.72
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

(1) In the event of a stock split, stock dividend, or similar transaction involving the common stock of the Company (the "Common Stock"), the number of shares registered hereby shall automatically be increased to cover such additional shares as may be issued, in accordance with Rule 416(a).

(2) Includes 42,600 shares of Common Stock with respect to which unexercised options have been granted under the 1988 Director Stock Option Plan (the "Plan") at an average exercise price of $17.055 per share. Options for an additional 37,000 shares of Common Stock may be offered at exercise prices not presently determined. Pursuant to Rule 457(h), the offering price for these additional shares of Common Stock is estimated, solely for the purpose of determining the registration fee, based on the closing price of the Common Stock as reported by the NASDAQ National Market System for trading on May 26, 1995.

                          CROSS-REFERENCE SHEET SHOWING
         LOCATION OF INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-3

         ITEM NUMBER AND CAPTION                                 LOCATION IN PROSPECTUS
         -----------------------                                 ----------------------
1. Forepart of Registration Statement                  Forepart and Outside Front Cover Page
   and Outside Front Cover Page of Prospectus

2. Inside Front and Outside Back Cover                 Inside Front Cover Page; Available Information; Incorporation of
   Pages of Prospectus                                 Documents by Reference; Description of Capital Stock

3. Summary Information; Risk Factor; and               Not Applicable
   Ratio of Earnings to Fixed Charges

4. Use of Proceeds                                     Not Applicable -- See Cover Page of Prospectus

5. Determination of Offering Price                     Not Applicable

6. Dilution                                            Not Applicable

7. Selling Security Holders                            Selling Stockholders

8. Plan of Distribution                                Outside Front Cover Page

9. Description of Securities to be Registered          Not Applicable

10. Interests of Named Experts and Counsel             Not Applicable

11. Material Changes                                   Not Applicable

12. Incorporation of Certain Information by Reference  Incorporation of Documents by Reference;
                                                       Description of Capital Stock

13. Disclosure of Commission and Position on           Indemnification of Directors and Officers
    for Securities Act Liabilities

                              RESALE PROSPECTUS FOR
                          COMMON STOCK ($.25 PAR VALUE)


     This Prospectus relates to an aggregate of 100,000 shares of Common Stock, $.25 par value (the "Common Stock") of Harmon Industries, Inc. (the "Company") that may be offered from time to time by certain selling shareholders (the "Selling Stockholders") subsequent to the exercise of stock options that have been granted or that may in the future be granted pursuant to the Company's 1988 Director Stock Option Plan (the "Plan"). The Company's Common Stock trades on the NASDAQ Stock Market under the symbol "HRMN". When acquired by the Selling Stockholders as a result of the exercise of options granted pursuant to the Plan, shares of Common Stock may be sold, from time to time, in ordinary brokers' transactions through the NASDAQ National Market System at the price prevailing at the time of such sales. The commission payable will be the regular commission a broker receives for effecting such sales. Shares of Common Stock may also be offered in block trades, private transactions, or otherwise. The net proceeds to the Selling Stockholders will be the proceeds received by them upon such sales, less brokerage commissions incurred in connection therewith. The Company will receive no proceeds from the sale of such shares of Common Stock. Information regarding the Selling Stockholders is set forth below under the heading "Selling Stockholders". All expenses of registration incurred in connection with this offering are being borne by the Company, but the selling and other expenses incurred by individual Selling Stockholders will be borne by each such person.

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus, and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any state or other jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. The delivery of this Prospectus or any sale made hereunder shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. On May 26, 1995, the last reported sale price of the Common Stock on the NASDAQ National Market System was $16.00 per share.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY 26, 1995.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company can be inspected and copied at the Commission's office at 450 Fifth Street, N.W., Washington, DC 20549 and the Commission's Regional Offices in New York (75 Park Place, Room 1228, New York, New York 10007) and Chicago (230 S. Dearborn Street, Room 3190, Chicago, Illinois 60604). Copies of such material can be obtained from the Public Records section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed previously with the Commission are specifically incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 1994; and

     (2)  All other reports filed with the Commission by the Company pursuant to
          Section 13(a) or 15(d) of the Exchange Act since December 31, 1994 and prior to the date of this Prospectus;

     All documents filed by the Company pursuant to Sections 13, 14, or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering contemplated herein shall be incorporated by reference into this Prospectus and be a part hereof on the date such documents are filed by the Company with the Commission. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any document filed subsequent to the date of this Prospectus which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus, including any prospective beneficial owner of Common Stock, may obtain without charge and upon request a copy of any and all of the documents incorporated herein by reference, except for the exhibits to such documents. Written requests should be mailed to the principal executive office of the Company, as follows: Harmon Industries, Inc., 1300 Jefferson Court, Blue Springs, Missouri 64015, Attention: Mr. Charles M. Foudree. Telephone requests may be directed to Mr. Foudree at (816) 229-3345, which is the telephone number for the principal executive office of the Company.

                                   THE COMPANY

     Harmon Industries, Inc. and its wholly-owned subsidiaries (collectively the "Company") are leading suppliers of signal and train control products to railroads throughout North America and the world. The Company sells its products to Class I and short line freight railroads and to rail transit customers. The Company designs, manufactures, markets, and services an extensive line of products beneficial to the operating efficiency and safety of freight railroads and rail transit systems. The Company's products include an extensive line of railroad signal and train control systems and related components and services. The Company emphasizes innovation and technology to develop timely and sophisticated solutions to problems that confront its customers. The Company also provides customized asset management services through a warehousing and distribution business. The Company's strategy is to utilize its technological expertise, ability to install turnkey systems, broad product line, extensive sales network, and customer service orientation to provide high quality products and services to its customers. The Company plans to continue to expand and improve its product lines to meet its customers' needs. Customer service is an important focus of all aspects of the Company's business.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has authorized capital consisting of 20,000,000 shares of Common Stock, $.25 par value. The shares offered by the Selling Stockholders hereby are validly issued, fully paid, and nonassessable, have no conversion or preemptive rights, and are not subject to redemption. In the event of liquidation, holders of Common Stock are entitled to receive pro rata all net assets of the Company. Holders of Common Stock are entitled to such dividends as the Board of Directors of the Company, in its discretion, may declare out of funds available therefor. Common Stock is the only class of securities authorized and issued by the Company.

     The Missouri Control Share Acquisition Act, as amended in 1987, imposes limitations on the voting rights of "control shares" of an "issuing public corporation" that are acquired in a "control share acquisition." A "control share acquisition" is generally defined as an acquisition by any person of the ownership of or the right to vote "control shares," which are defined as shares owned by person who, immediately after acquisition of such shares, surpasses the 20%, 33 1/2%, or 50% levels for ownership of or voting control over outstanding shares of a company. The approval of certain stockholder groups are required before voting rights are restored to control shares. Such approval must be sought by the holder of the control shares. Because the Company is an issuing public corporation, a person holding control shares of Common Stock would have the right to require the Company to hold a special meeting of stockholders of the Company to consider its request for restoration of voting rights, but only if that person undertakes to pay the expenses of the Company incurred in calling such a meeting. Under certain circumstances, redemption rights would be available to stockholders of the Company who vote against the restoration of voting rights to control shares. The acquisition of shares of Common Stock pursuant to this offering would not result in a control share acquisition. The Company has not adopted any amendment to its articles or bylaws that would exempt the Company or any of its stockholders from this statute.

     Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, except in the election of directors as to which cumulative voting applies. Cumulative voting entitles each stockholder to cast a total number of votes equal to the number of shares held by such stockholder multiplied by the number of directors to be elected.

                              SELLING STOCKHOLDERS

     Shares of Common Stock offered pursuant to this Prospectus have been or will be acquired by Selling Stockholders upon the exercise of stock options granted by the Company pursuant to the Plan.

     The following table sets forth: (i) the name of each Selling Stockholder and his or her position with the Company during the past three years; (ii) the number of shares of Common Stock (including all shares subject to stock options) owned beneficially by him or her as of March 17, 1995; (iii) the maximum number of shares of Common Stock that may be offered by him or her pursuant to this Prospectus as of the date of this Prospectus; and (iv) the number of shares of Common Stock that will be owned by him or her ASSUMING sale of the MAXIMUM number of shares of Common Stock offered for sale pursuant to this Prospectus. Mr. Robert E. Harmon is the only Selling Shareholder who will own more than 1% of the outstanding Common Stock after completion of the offering contemplated hereby. The number of shares of Common Stock shown across from Mr. Harmon's name in the fourth column of the following table is equal to 3.7% of the outstanding Common Stock.

                                  COMMON STOCK
                                  (INCLUDING ALL    COMMON STOCK
                                  SHARES SUBJECT    ACQUIRED UPON      COMMON
                                   TO OPTIONS)      EXERCISE OF OR   STOCK TO BE
NAME AND POSITION(S)                OWNED ON        SUBJECT TO PLAN  OWNED AFTER
   WITH COMPANY                    MARCH 17,1995       OPTIONS        OFFERING
   ------------                    -------------       -------        --------
Thomas F. Eagleton, Director         6,000               6,000             0
Bruce M. Flohr, Director             4,000               4,000             0
Charles M. Foudree, Director,       43,300               6,000        37,300
 Executive Vice President-Finance,
 Treasurer, and Secretary
Rodney L. Gray, Director             5,000               4,000         1,000
Robert E. Harmon, Chairman of      253,889               6,000       247,889
 the Board of Directors and past
 Chief Executive Officer
Herbert M. Kohn, Director           30,400               7,000        23,400
Douglas Wm. List, Director          13,600               7,000         6,600
Gerald E. Myers, Director           34,918               7,000        27,918

                                  COMMON STOCK
                                  (INCLUDING ALL    COMMON STOCK
                                  SHARES SUBJECT    ACQUIRED UPON      COMMON
                                   TO OPTIONS)      EXERCISE OF OR   STOCK TO BE
NAME AND POSITION(S)                OWNED ON        SUBJECT TO PLAN  OWNED AFTER
   WITH COMPANY                    MARCH 17,1995       OPTIONS        OFFERING
   ------------                    -------------       -------        --------
Bjorn E. Olsson, Director,          43,000               7,000         36,000
 President, Chief Executive
 Officer, and past Chief
 Operating Officer
Donald V. Rentz, Director            4,000               4,000              0
Judith C. Whittaker, Director        4,000               4,000              0


                              PLAN OF DISTRIBUTION

     It is anticipated that the shares of Common Stock offered hereby will be offered by the Selling Stockholders from time to time through the NASDAQ National Market System at the prices prevailing at the time of such sales. The commissions payable will be the regular commissions of brokers for effecting such sales. Shares of Common Stock may also be offered in block trades, private transactions, or otherwise. The Selling Stockholders will pay all brokerage commissions incurred in connection with any such sale. There is no assurance that any of the Selling Stockholders will sell any of the shares of Common Stock for which they have previously exercised their option to purchase, or that the Selling Stockholders will acquire or subsequently reoffer any shares of Common Stock that they currently have an option to acquire or that they may in the future be granted an option to acquire. Options granted under the Plan expire if not exercised within two years after the date of such grant. Options granted in 1993 must be exercised by May 31, 1995, and are exercisable per share of $13.375. Options granted in 1994 must be exercised by May 31, 1996, and are exercisable at a price per share of $20.50. Options granted pursuant to the Plan in the future will be exercisable at a price per share equal to the then-prevailing NASDAQ National Market System price per share at the time of such grant.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morrison & Hecker, 2600 Grand Avenue, Kansas City, Missouri 64108.

                                     EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 351.355 of the Missouri Revised Statutes (1986) allows indemnification of corporate directors and officers by a corporation under certain circumstances against liabilities, expenses, counsel fees, and costs reasonably incurred in connection with or arising out of any action, suit, proceeding, or claim to which such person is made a party by reason of such person being or having been such director or officer. Section 351.355 also permits such persons to seek indemnification under any applicable bylaw, agreement, vote of stockholders or disinterested directors, or otherwise and permits corporations to maintain insurance for officers and directors against liabilities incurred while acting in such capacities, whether or not the corporation would be empowered to indemnify such persons under this section.

     Reference is made to the Restated Articles of Incorporation of the Company and Article XI of the Bylaws of the Company, which provide broad indemnification rights to the officers and directors.

     The Company has entered into an Indemnity Agreement with each member of its Board of Directors pursuant to which it indemnifies such persons against certain liabilities.

     The Company maintains a policy insuring its officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, as amended.



                                END OF PROSPECTUS

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Registration Statement by reference:

     (1) The Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 1994; and

     (2)  All other reports filed with the Commission by the Company pursuant to
          Section 13(a) or 15(d) of the Exchange Act since December 31, 1994 and prior to the date of this Prospectus;

     All documents filed by the Company subsequent to the date of this Registration Statement pursuant to Section 13, 14, or 15 (d) of the Exchange Act prior to any filing by the Company of a post-effective amendment indicating that all securities offered hereby have been sold or de-registering all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other document filed subsequently which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

     Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

     Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 351.355 of the Missouri Revised Statutes (1986) allows indemnification of corporate directors and officers by a corporation under certain circumstances against liabilities, expenses, counsel fees, and costs reasonably incurred in connection with or arising out of any action, suit, proceeding, or claim to which such person is made a party by reason of such person being or having been such director or officer. Section 351.355 also permits such persons to seek indemnification under any applicable bylaw, agreement, vote of stockholders or disinterested directors, or otherwise and permits corporations to maintain insurance for officers and directors against liabilities incurred while acting in such capacities, whether or not the corporation would be empowered to indemnify such persons under this section.

     Reference is made to the Restated Articles of Incorporation of the Company and Article XI of the Bylaws of the Company, which provide broad indemnification rights to the officers and directors.

     The Company has entered into an Indemnity Agreement with each member of its Board of Directors pursuant to which it indemnifies such persons against certain liabilities.

     The Company maintains a policy insuring its officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

     Certain of the shares of Common Stock offered pursuant to this Registration Statement are properly characterized as restricted securities in the hands of the Selling Stockholders. Such shares were offered to the Selling Stockholders in reliance on the exemption to the registration requirements that is set forth in Section 4(2) of the Securities Act of 1933, as amended. The offering of such shares does not involve a public offering because the option of the Selling Stockholders to acquire such shares is granted only once during each calendar year and is granted only to eleven sophisticated and fully informed individuals. The total number of shares offered the Selling Stockholders each year is approximately one-third of one percent of the total number of shares of Common Stock outstanding.

ITEM 8.  EXHIBITS.

     The following exhibits are filed herewith or are incorporated herein by reference to the indicated documents filed by the Company (File No. 0-7916) with the Commission.

EXHIBIT NO.
- -----------

     4.1  -    Harmon Industries, Inc. 1988 Director Stock Option Plan

     4.2  -    The Restated Articles of Incorporation of the Company
               (incorporated by reference to Exhibit 3 of the Company's Annual
               Report on Form 10-K for the fiscal year ended December 31, 1992)

     4.3  -    The Bylaws of the Company (incorporated by reference to Exhibit
               4.2 of the Company's Registration Statement on Form S-2 filed with the Commission on March 22, 1993)

     4.4  -    Specimen Stock Certificate (incorporated by reference to Exhibit
               4.3 of the Company's Registration Statement on Form S-2 filed with the Commission on March 22, 1993)

     5    -    Opinion of Morrison & Hecker regarding legality of shares, including consent

     23.1 -    Consent of KPMG Peat Marwick LLP

     24   -    Power of Attorney for certain members of the Board of Directors of the Company


ITEM 9.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not disclosed previously in the Registration Statement or any material change to such information in this Registration Statement.

     (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (iii) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the security being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     THE REGISTRANT. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing a Form S-8 and has duly caused this Registration Statement to be signed on its behalf, thereunto duly authorized, in the City of Blue Springs, State of Missouri, on May 25, 1995.


                         HARMON INDUSTRIES, INC.



                         By:      /s/ Bjorn E. Olsson
                                  --------------------------------------------
                                  Bjorn E. Olsson, President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE                         TITLE                       DATE
- ---------                         -----                       ----

/s/ Bjorn E. Olsson
- --------------------------
Bjorn E. Olsson                   President, Chief Executive  May 25, 1995
                                  Officer, Director

/s/ Charles M. Foudree
- --------------------------
Charles M. Foudree                Executive Vice President    May 25, 1995
                                  - Finance, Treasurer,
                                  Secretary, Director
/s/ Stephen L. Schmitz
- --------------------------
Stephen L. Schmitz                Vice President              May 25, 1995
                                  - Controller

/s/ Robert E. Harmon
- --------------------------
Robert E. Harmon                  Chairman of the Board       May 25, 1995
                                  and Director


- --------------------------
*Thomas F. Eagleton               Director                    May __, 1995


- --------------------------
*Bruce M. Flohr                   Director                    May __, 1995



- --------------------------
*Rodney H. Gray                   Director                    May __, 1995



- --------------------------
*Herbert M. Kohn                  Director                    May __, 1995



- --------------------------
*Douglas Wm. List                 Director                    May __, 1995



- --------------------------
*Gerald E. Myers                  Director                    May __, 1995



- --------------------------
*Donald V. Rentz                  Director                    May __, 1995



- --------------------------
*Judith C. Whittaker              Director                    May __, 1995


By:/s/ Robert E. Harmon           As Attorney-in-Fact for     May 25, 1995
- --------------------------        the Directors whose names
   Robert E. Harmon               are marked by an asterisk
   Attorney-in-Fact